Exhibit 99.1

Westport Signs Development Agreement with Tata Motors

VANCOUVER, Oct. 30, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced an agreement with Tata Motors to develop an engine for light- and medium-duty trucks and buses. Details of the combustion technology are being withheld for competitive reasons.

"Westport is developing a next generation engine technology for integration into a new engine platform with Tata Motors," said Nicholas Sonntag, Executive Vice President, Westport Innovations. "This is a great opportunity to work with India's largest engine manufacturer in a fast-growing marketplace demanding cost effective and environmentally conscious solutions. Our development schedule is accelerated and we believe it can be accomplished given the substantive market size and interest in natural gas vehicles in India."

Upon successful completion of the development phase, commercialization is expected to follow, with Westport supplying key natural gas engine components based on the proprietary technology being developed in this program.

Mr. Ravi Pisharody, Executive Director - Commercial Vehicles Business Unit of Tata Motors, said, "As national CNG and LNG fueling infrastructure continues to develop a need for innovative, low cost, reliable technologies natural gas will emerge. Tata Motors is already in the forefront in this area."

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

About Tata Motors:
Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,65,654 crores ($ 32.5 billion) in 2011-12. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain and South Africa. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 7.5 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck and bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America.

Note: This press release contains forward-looking statements, including statements regarding the timing of, and ability to commercialize, the described engine technology,  the demand for our products, the future success of our business and technology strategies, investment in new product and technology development, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include risks and assumptions related to the effectiveness of and our ability to deploy our technology, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas and natural gas refuelling infrastructure,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 30-OCT-12